Exhibit 9(pp)

                            IVY FUND

          ADMINISTRATIVE SERVICES AGREEMENT SUPPLEMENT

                      Ivy High Yield Fund


     AGREEMENT made as of the 25th day of March, 1998 by and between Ivy Fund (the "Trust") and Mackenzie Investment
Management Inc. ("MIMI").

     WHEREAS, the Trust is an open-end investment company, organized as a Massachusetts business trust, and consists of such separate investment portfolios as have been or may be established and designated by the Trustees of the Trust from time to time;

     WHEREAS, several classes of shares are offered to investors with respect to each investment portfolio of the Trust;

     WHEREAS, the Trust has adopted a Master Administrative Services Agreement dated September 1, 1992 (the "Master Services Agreement"), pursuant to which the Trust has appointed MIMI to provide the administrative services specified in the Master Services Agreement; and

     WHEREAS, Ivy High Yield Fund (the "Fund") is a separate investment portfolio of the Trust.

     NOW, THEREFORE, the Trustees of the Trust hereby take the following actions, subject to the conditions set forth:

     1. As provided for in the Master Services Agreement, the Trust hereby adopts the Master Services Agreement with respect to the Fund, and MIMI hereby acknowledges that the Master Services Agreement shall pertain to the Fund, the terms and conditions of such Master Services Agreement being incorporated herein by reference.

     2.   The term "Fund" as used in the Master Services
Agreement shall, for purposes of this Supplement, pertain to the Fund.

     3. As provided in the Master Services Agreement and subject to further conditions as set forth therein, the Fund shall pay MIMI a monthly fee on the first business day of each month based upon the average daily value (as determined on each business day at the time set forth in the Fund's Prospectus for determining net asset value per share) of the net assets of the Fund during the preceding month at the annual rate of (i) 0.10% with respect to the Fund's Class A, Class B, Class C and Advisor Class shares, and (ii) 0.01%, with respect to the Fund's Class I shares.

     4. This Supplement and the Master Services Agreement (together, the "Agreement") shall become effective with respect to the Fund as of the date specified above, and unless sooner terminated as hereinafter provided, the Agreement shall remain in effect for a period of two years from that date. Thereafter, the Agreement shall continue in effect with respect to the Fund from year to year, provided such continuance with respect to the Fund is approved at least annually by the Trust's Board of Trustees, including the vote or written consent of a majority of the Trust's Independent Trustees (as defined in the Investment Company Act of 1940, as amended). This Agreement may be terminated with respect to the Fund at any time, without payment of any penalty, by MIMI upon at least sixty (60) days' prior written notice to the Fund, or by the Fund upon at least sixty
(60) days' written notice to MIMI; provided, that in case of termination by the Fund, such action shall have been authorized by the Trust's Board of Trustees, including the vote or written consent of a majority of the Trust's Independent Trustees.

                         IVY FUND, on behalf of
                         Ivy High Yield Fund



                         By:  KEITH J. CARLSON, President


                         MACKENZIE INVESTMENT MANAGEMENT INC.



                         By:  MICHAEL G. LANDRY, President